Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 17, 2026
Relating to Preliminary Prospectus Supplement dated August 17, 2026 and
Prospectus dated January 30, 2025
Registration No. 333-284601

Blackstone Private Credit Fund

$750,000,000 6.200% Notes due 2031

PRICING TERM SHEET

August 17, 2026

The following sets forth the final terms of the 6.200% Notes due 2031 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated August 17, 2026 (the “Preliminary Prospectus Supplement”) related to the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blackstone Private Credit Fund
Security Title:	6.200% Notes due 2031
Expected Ratings*:	Baa2 (stable) (Moody’s) / BBB- (positive) (S&P)
Aggregate Principal Amount Offered:	$750,000,000
Maturity Date:	November 15, 2031
Trade Date:	August 17, 2026
Settlement Date**:	August 19, 2026 (T+2)
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2027
Price to Public (Issue Price):	98.966% of the principal amount
Coupon (Interest Rate):	6.200%
Yield to Maturity:	6.428%
Spread to Benchmark Treasury:	+ 205 basis points
Benchmark Treasury:	4.375% due July 31, 2031
Benchmark Treasury Price and Yield:	99-31+ / 4.378%
Optional Redemption:

Prior to October 15, 2031 (the date falling one month prior to the maturity date of the Notes) (the “Par Call Date”), we may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of:

-      100% of the principal amount of the Notes to be redeemed, or

-      the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the redemption date) on the Notes to be redeemed through the Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 35 basis points, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	09261HCD7 / US09261HCD70
Joint Book-Running Managers:

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

MUFG Securities Americas Inc.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

BofA Securities, Inc.

BNP Paribas Securities Corp.

ING Financial Markets LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

Regions Securities LLC

SG Americas Securities, LLC

Standard Chartered Bank

Co-Managers:

Blackstone Securities Partners L.P.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Fifth Third Securities, Inc.

M&T Securities, Inc.

Keefe, Bruyette & Woods, Inc.

Natixis Securities Americas LLC

Raymond James & Associates, Inc.

Synovus Securities, Inc.

Academy Securities, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

R. Seelaus & Co., LLC

Note:    *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note:    **Blackstone Private Credit Fund expects that delivery of the Notes will be made to investors on or about August 19, 2026, which will be the second business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+2, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blackstone Private Credit Fund before investing. The Preliminary Prospectus Supplement contains this and other information about Blackstone Private Credit Fund and should be read carefully before investing.

The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of Blackstone Private Credit Fund and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Blackstone Private Credit Fund, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from Wells Fargo Securities, LLC at 1 (800) 645-3751, Citigroup Global Markets Inc. at 1 (800) 831-9146, Goldman Sachs & Co. LLC at 1 (866) 471-2526, RBC Capital Markets, LLC at 1 (866) 375-6829 or SMBC Nikko Securities America, Inc. at 1 (888) 868-6856.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.